Filed by Valeant Pharmaceuticals International,

Inc. (Commission File No. 001-14956) pursuant

to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

The following is a transcript of an earnings call with investors May 8, 2014:

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

VRX - Q1 2014 Valeant Pharmaceuticals International, Inc.

Earnings Conference Call

EVENT DATE/TIME: MAY 08, 2014 / 12:00PM GMT

OVERVIEW:

Valeant announced 1Q14 revenue of $1.89b, above expectations when adjusted for FX. 1Q14 EPS came in at $1.76.

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MAY 08, 2014 / 12:00PM GMT, VRX - Q1 2014 Valeant Pharmaceuticals International, Inc.

Earnings Conference Call

CORPORATE PARTICIPANTS

Laurie Little Valeant Pharmaceuticals International, Inc. - VP of IR

J. Michael Pearson Valeant Pharmaceuticals International, Inc. - Chairman & CEO

Howard Schiller Valeant Pharmaceuticals International, Inc. - CFO

CONFERENCE CALL PARTICIPANTS

Chris Schott JPMorgan - Analyst

Louise Chen Guggenheim - Analyst

David Amsellem Piper Jaffray - Analyst

Gary Nachman Goldman Sachs - Analyst

Andrew Finkelstein Susquehanna Financial Group - Analyst

Annabel Samimy Stifel Nicolaus - Analyst

Alex Arfaei BMO Capital Markets - Analyst

Bill Tanner FBR Capital Markets - Analyst

David Risinger Morgan Stanley - Analyst

David Krempa Morningstar - Analyst

Ram Selvaraju Aegis Capital Market - Analyst

Alan Ridgeway Paradigm Capital - Analyst

PRESENTATION

Operator

Good morning. My name is Darlene, and I will be your conference operator today. At this time, I would like to welcome everyone to the Valeant Pharmaceuticals first quarter earnings conference call.

(Operator Instructions)

I would now like to turn the call over to our host, Ms. Laurie Little. You may begin your conference.

Laurie Little - Valeant Pharmaceuticals International, Inc. - VP of IR

Thank you. Good morning, everyone, and welcome to Valeant’s first quarter 2014 financial results conference call. Presenting on the call today are J. Michael Pearson, Chairman and Chief Executive Officer; and Howard Schiller, Chief Financial Officer. In addition to a live webcast, a copy of today’s slide presentation can be found on our website under the Investor Relations section. Our presentation today contains forward-looking information. We would ask that you take a moment to read the forward-looking statement legend at the beginning of our presentation, as it contains important information.

In addition, this communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Valeant Pharmaceuticals has made for a business combination transaction with Allergan, Inc. In furtherance of this proposal and subject to future developments, Valeant and Pershing Square Capital Management may file one or more registration statements, proxy statements or other documents with the US Securities and Exchange Commission. This communication is not a substitute for any proxy statement, registration statement, prospectus or any other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transactions.

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MAY 08, 2014 / 12:00PM GMT, VRX - Q1 2014 Valeant Pharmaceuticals International, Inc.

Earnings Conference Call

Investors and security holders of Valeant and Allergan are urged to read the proxy statement, registration statements, prospectus and other documents filed with the SEC carefully in their entirety, if and when they become available, as they will contain important information about the proposed transaction. Any definitive proxy statements will be mailed to stockholders of Allergan and/or Valeant as applicable. Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC by Valeant and/or Pershing Square, through the website maintained by the SEC at www.SEC.gov.

Information regarding the names and interest in Allergan and Valeant of Valeant and persons related to Valeant, who may be deemed participants in any solicitation of Allergan or Valeant shareholders, in respect to the Valeant proposal for a business combination with Allergan, is available in the additional definitive proxy soliciting material in respect of Allergan, filed with the SEC by Valeant on April 21, 2014.

Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square, who may be deemed participants in any solicitation of Allergan or Valeant shareholders, in respect of a Valeant proposal for a business combination with Allergan, is available in additional definitive proxy soliciting material in respect of Allergan, filed with the SEC by Pershing Square. The additional definitive proxy soliciting materials that I just referred to can be obtained free of charge from the sources indicated.

In addition, this presentation contains non-GAAP financial measures. For more information about non-GAAP financial measures, please refer to slide 1. Non-GAAP reconciliations can be found in the press release issued earlier today and posted on our website. Now, I’ll turn the call over to Mike Pearson.

J. Michael Pearson - Valeant Pharmaceuticals International, Inc. - Chairman & CEO

Thank you, Laurie. Good morning, everyone, and thank you for joining us. Today’s call will be relatively short, as we just recently provided a very comprehensive overview of the Valeant business and updated our guidance. On today’s call, I will review our first-quarter results and performance, provide an update on Valeant’s business, and Howard will discuss and update you on our first-quarter financials and the current status of our offer for Allergan. After our remarks, Howard and I will be available for Q&A.

This morning, we reported Valeant’s first-quarter results for 2014, which were driven by strong sales growth and profitability across all our regions, including continued out-performance from Bausch + Lomb, demonstrating the durable nature of our business model. Total revenue in the quarter was $1.89 billion, as compared to $1.07 billion in the first quarter of 2013, an increase of 77%. This revenue, adjusted for foreign exchange, which was greater than $35 million versus Q1 of last year, exceeded our expectations for the quarter. Cash EPS was $1.76 per share, and adjusted cash flow from operations was $636 million for the quarter, an increase of 84% over the prior year.

We are particularly pleased that the adjusted cash flow conversion represents more than 100% of adjusted net income. Organic growth for the quarter was stronger than expected. We delivered organic growth of 1% for the total company, including the impact of all generics. We had originally guided to an anticipated negative same-store organic growth rate for the first quarter, due to unfavorable first-quarter comparisons for both Zovirax and Retin-A Micro, coupled with the new entry of generic Vanos in the US and Wellbutrin XL in Canada. Excluding the impact of these generics, same-store organic growth was 8% and 7% on a pro forma basis.

The decline in revenue from the above-mentioned products was approximately $54 million for the quarter, and the details are included in table 6 of our press tables for your information. I am also pleased to report that the same-store sales organic growth for the United States was positive in the quarter, with a 2% organic growth that includes the impact of all generic cliffs. Excluding the aforementioned products, our US business exhibited outstanding same-store sales organic growth of 12%. Our emerging markets segment delivered a same-store organic growth rate of 3% and pro forma organic growth of 4% in the quarter, which was slightly lower than past quarters, primarily due to slower organic growth in Central and Eastern Europe, related to an overall economic slowdown in the region, coupled with the Ukraine crisis.

Organic growth in Asia and Latin America continued to be greater than 10%. On a pro forma basis, Valeant reported 4% organic growth in the quarter, including the impact of all generics. As we reported on our last few calls, the Bausch + Lomb operations have continued their strong performance since we closed the transaction in August. In the United States, the Bausch + Lomb operations delivered 14% organic growth, while the emerging markets delivered double-digit growth of 16%, demonstrating the strength of our decentralized business model that empowers our general managers and their teams to focus on growing their local businesses.

Overall, Bausch + Lomb’s organic growth rate was once again in double-digit territory, with an 11% organic growth for the quarter. We believe that this continued strong performance, almost 12 months post-deal announcement, is especially important, and will serve as a model for what we hope to achieve with Allergan. Many of our business units continued to perform extremely well in the first quarter of 2014, and we felt it would be appropriate to highlight these achievements. Growth in our US dermatology promoted products increased by 17% in the quarter, primarily driven by increased sales of Elidel, Carac and Solodyn, as well as the launch of Luzu, our topical anti-fungal for athlete’s foot.

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MAY 08, 2014 / 12:00PM GMT, VRX - Q1 2014 Valeant Pharmaceuticals International, Inc.

Earnings Conference Call

The US contact lens group continued their strong performance, driven primarily by the continued strong growth of Biotrue Daily, coupled by an extremely promising soft launch of Ultra, our new monthly hydrogen silicone contact lens. The national launch of Ultra occurred actually earlier this week, and we are excited about its potential to further accelerate the growth of our contact lens business. Ophthalmology Rx delivered pro forma growth of 14% in the first quarter, driven by the strong performance in Besivance, Alrex and Bepreve. Our US neurology and other franchise also reported double-digit growth, with strong execution of our non-personnel-based promotion of brands such as Wellbutrin XL, Syprine and Cuprimine.

Rounding out the US, our eye health consumer business grew 13%, driven by products such as Biotrue MPS, Occuvite, and Preservision, as well as the launch of Peroxiclear. Turning to outside the US, Asia, excluding Japan, was especially strong with double-digit growth in nearly all the markets. We were also pleased with the performance of our Western European operations, as all countries grew and exceeded their budgets. Finally, our operations in Brazil and Argentina also grew by double digits, fueled by the growth in our legacy Valeant products and contact lenses.

We continue to be very active on the business development front. Our business development activities are already ahead of our activities during the same period last year. Excluding the acquisition of the Bausch + Lomb transaction, we completed 24 deals in 2013, for a total consideration of approximately $1 billion. In comparison, in the first half of 2014, we expect to sign or complete over 20 transactions, for a consideration of approximately $900 million, roughly a twofold increase. In the first quarter alone, we completed 10 transactions worth approximately $700 million, including the acquisition of Solta and the announcement of PreCision. We expect to close the PreCision deal by the end of the second quarter, subject to final FTC review. We are continuing our active business development agenda in the second quarter, where we expect to sign at least 10 more deals, for a consideration of approximately $200 million.

These transactions are focused in key growth areas such as the Middle East, Indonesia, and South Africa. We are in active discussions on potential deals in all of our regions, and we have an attractive pipeline of prospects for the remainder of the year. While we are firmly committed to completing the Allergan acquisition, we also remain focused on continuing to create value for our shareholders through pursuing high-return tuck-in acquisitions during this period of time that we work to also close the Allergan deal.

Moving to new product launches, the source of significant organic growth for our business for the foreseeable future. In January, we launched three products, including PureVision2 for Presbyopia. In February, we launched another four products, including a soft launch of Ultra contact lens to 300 of the top fitters in the US. Feedback from that session was very positive, and as I mentioned earlier on this call, we are launching the product nationally this week. Finally, in March, we launched another four products, including Luzu, our athlete’s foot product that is well ahead of budget, and Neotensil, which was a huge hit at the American Academy of Dermatology. We have recently updated you as to our strong R&D pipeline. Today, I will highlight three eye health compounds that are nearing significant clinical milestones.

Our eye whitening product successfully met its Phase III study endpoints. We have enrolled a safety study, and expect to receive the data in the third quarter. Our current expectations are to file with the FDA in the first quarter of 2015. For our glaucoma product, we’re expecting to see data from our first Phase III study in the third quarter, with the second Phase III study to be completed and data received in the fourth quarter. Finally, we should see top line results from our dry eye compound this month.

As I mentioned on our last call, we expect the peak sales from these products to be in the $1.1 billion to $2.4 billion range. With that, I will turn the call over to Howard.

Howard Schiller - Valeant Pharmaceuticals International, Inc. - CFO

Thank you, Mike. I agree with Mike that Q1 was another very strong quarter for Valeant. We overcame FX headwinds and genericization of 3 of our top 10 products, including our largest product, and exceeded our expectations for revenue. Most of our US businesses and emerging market businesses, and the entire Bausch + Lomb business globally, exhibited particularly strong growth. Our gross margins, at 74% of sales, were in line with our expectations, and we expect low to mid 70%s gross margins for the remainder of the year. Through improving mix, the growth of our newly launched and soon to be launched products, and manufacturing synergies, we would expect gross margins to trend up over time towards our goal of 80%.

On our 2014 guidance call, we explained that SG&A as a percentage of revenue would be above historical levels, due to the costs incurred to launch our numerous launch products, the investments made to significantly increase the size of our aesthetics and dental sales forces, and the cost of direct to consumer media for a number of our consumer brands. As expected, SG&A was 26% of sales in Q1. SG&A as a percentage of sales should be in the same range in Q2, and then start trending down to historical levels in the second half of the year. Our R&D expenses were lower than expected, due to the acceleration of the integration of our core dermatology and ophthalmology R&D groups.

We did not cut any clinical programs during the quarter. Given the acceleration of the synergies, we now believe that R&D expenses for the year will be in the $250 million range, and we continue to expect that we will exit 2014 at a $200 million annual run rate. As we also mentioned during our guidance call, we expected 40% of our cash EPS for the year in the first half of the year, and that Q1 cash EPS would be the lowest quarter of the year. With that in mind, we’re extremely happy with our Q1 cash EPS performance, a 35% increase over Q1 of 2013.

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MAY 08, 2014 / 12:00PM GMT, VRX - Q1 2014 Valeant Pharmaceuticals International, Inc.

Earnings Conference Call

As you know, we’re extremely focused on maximizing our cash flow from operations. In Q1, we generated $636 million of adjusted cash flow from operations, which is 106% of our adjusted net income. We will continue to measure our performance against this metric. We also generated more adjusted operating cash flow in Q1 than we did in Q4 of 2013, on a lower sales base. As it relates to the balance sheet, we will now report net trade receivables, and include any other receivables, in other current assets on our balance sheet.

Calculating accounts receivable days sales outstanding, using trade receivables and net sales, yields a DSO of 82 days. However, due to the high gross to net percentages on many of our established products, and the fact that accounts receivable is based on gross sales, we believe that it is more accurate to use gross revenue for the DSO calculation. DSOs are 65 days using this methodology. Our DSOs have trended up slightly over the last few quarters, as we increase our percentage of sales ex-US, and as we grow our position dispense and our buy and build businesses.

Finally, as a reminder, we updated our guidance on April 22. Our total restructuring and integration cash costs in the quarter were $139 million, with Bausch + Lomb accounting for $112 million of the total. The remaining amounts were attributable to Solta in the amount of $10 million, and $17 million for all other transactions. We are very focused on minimizing our total restructuring costs and reducing the time it takes to achieve our synergies. We monitor synergies and the cost to achieve synergies by deal each quarter. We also include restructuring costs as a cost of our deals and our deal models, and require return on that investment.

We are very pleased that only $7.5 million of the total cash costs for restructuring this quarter are associated with deals other than Bausch + Lomb and 2014 deals. This will continue to be an area of extreme focus. We now expect to achieve greater than $900 million synergies from the acquisition of Bausch + Lomb, and expect to achieve this level of synergy run rate by the end of 2014. In Q1, we achieved run rate synergies of greater than $650 million.

We still see additional opportunities to increase synergies, particularly in the area of manufacturing. The cost to achieve synergies will be approximately 60% of annual run rate synergies, and we have spent approximately $390 million since the acquisition. Finally, I would like to touch on our proposal to acquire Allergan. Since the announcement on April 22, Mike and I have been on the road meeting with many of our and Allergan’s top shareholders. We have been in New York, Baltimore, Boston, Los Angeles, San Francisco, Vancouver and South Florida. So far, all of the feedback has been overwhelmingly positive, and we look forward to meeting many more Allergan shareholders in the days and weeks to come.

We will continue to listen to shareholders and attempt to answer any questions you may have. During our interactions with Allergan shareholders, several themes have emerged. First, everyone agrees that the combination makes tremendous strategic sense, and that the combination will create substantial short- and long-term value for both sets of shareholders. Second, there has been little pushback to our claim that current and expected R&D spend is much too high, and that the SG&A cost structure is excessive.

There is also a general agreement that Valeant has a stronger presence in emerging markets, which should allow us to sell more Allergan products in these markets. Finally, shareholders agree that the Allergan team should start discussions with us as soon as possible. While we understand their need to explore other alternatives, there is no reason that they cannot start negotiations with us in tandem. We are expecting to hear from the Allergan board or management team within the next few weeks, and we are ready and willing to begin negotiations as soon as possible.

In the interim, however, together with Pershing Square, we will be requesting a shareholder list from Allergan, which they are required to provide under Delaware law. We will then commence a shareholder referendum that will determine that the Allergan shareholders are supportive of Allergan’s board engaging in negotiations with us in parallel with other efforts they may be undertaking. We expect that this referendum will send a clear message to the Allergan board, and to us, that Allergan’s shareholders strongly support negotiations between our two companies, in parallel with their other efforts.

At the appropriate time, if necessary, we will also pursue holding a special meeting to remove some or all of the Allergan board members. We are very committed to getting this deal done, as we believe this combination will create an unrivaled platform for growth and value creation. While we pursue this transaction, we will continue to execute on our strategy of delivering strong organic growth, coupled with growth through business development, thereby maximizing shareholder value. While we believe that speed in concluding a transaction is in the best interest of both companies’ shareholders, we will be patient. And to be very clear, we are very committed to consummating this merger. With that, we’ll now open the call up for questions.

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MAY 08, 2014 / 12:00PM GMT, VRX - Q1 2014 Valeant Pharmaceuticals International, Inc.

Earnings Conference Call

QUESTION AND ANSWER

Operator

(Operator Instructions)

Chris Schott, JPMorgan.

Chris Schott - JPMorgan - Analyst

My question here is, can you elaborate on the Bausch + Lomb trends we’re seeing? It seems like there’s some very strong performance you put up these last few quarters. Specifically, can you talk about, is this driven by more price versus volume? Is it new products versus more established brands? I’m trying to understand a little bit what’s going on here. Just a quick second one, to follow-up, EPS progression, can you give us an update of how we should think about the rest of the year playing out, as well? Thanks very much.

J. Michael Pearson - Valeant Pharmaceuticals International, Inc. - Chairman & CEO

Let me take the first half of your question, and Howard can take the second. Actually, for Bausch + Lomb, the growth is almost all volume. I don’t think we’ve taken price on any of the significant products, so this is largely volume. And it’s largely products that they had when we bought them. Because most of their new products are just starting to launch now. We talked about Ultra, which was only sold to 300 doctors this quarter. It will be nationally launched this month. Peroxiclear, which was — I think we only sold about $1 million of Peroxiclear in the first quarter, because we’re just launching it at the very end of the quarter.

So we are very pleased that, by moving to a decentralized model, where our general managers and their teams can adjust the marketing mix, and we have more feet on the Street, we’ve been able to really accelerate the growth in places like China, Western Europe, Latin America, Central and Eastern Europe, and even in the US, since we now have one eye health group. The new products will only help going forward. Because every quarter for the rest of the year, we will be launching new Bausch + Lomb products, which we think will further drive the growth going forward.

Howard Schiller -Valeant Pharmaceuticals International, Inc. - CFO

And Chris, in terms of EPS progression when we updated guidance on April 22, we’re still comfortable with the 40/60 mix that we talked about during the guidance call. And that each quarter will be greater than the prior quarter. So Q1, we expect to be the lowest of the year, and Q4 the highest for the year.

Operator

Louise Chen, Guggenheim.

Louise Chen - Guggenheim - Analyst

I was curious as to — I know that you believe in the success — potential success of acquiring Allergan, but say that doesn’t go through. What’s your plan B? And then also in the meantime, as you wait for Allergan to respond, would you consider another larger deal if it came along? Thank you.

J. Michael Pearson - Valeant Pharmaceuticals International, Inc. - Chairman & CEO

First of all, we are very committed to this Allergan deal. We think, as Howard mentioned, it makes huge sense for both sets of shareholders, and that’s only been reinforced in talking to the shareholders. So we’re highly confident, given those conversations, that in the end of the day, we will end up with this transaction being successful. We also mentioned, though, that we continue in all of our business development efforts, both in terms of the tuck-ins, and we’re always in discussions with other companies. But for now, we’re focused primarily on the B+ L — I mean, the Allergan transaction.

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MAY 08, 2014 / 12:00PM GMT, VRX - Q1 2014 Valeant Pharmaceuticals International, Inc.

Earnings Conference Call

Operator

David Amsellem, Piper Jaffray.

David Amsellem - Piper Jaffray - Analyst

Just a very quick one. In terms of the performance of Allergan, they had a fairly significant raise in their guidance. So the question here is, given their organic growth, and given that the company suggested that they’re going to provide more color on their plans for longer-term organic growth, that doesn’t exactly dovetail with your comments on shareholders being overly enthusiastic about the transaction, given the organic growth. So begs the question, what is the compelling rationale for the deal from an Allergan shareholder perspective? Thanks.

J. Michael Pearson - Valeant Pharmaceuticals International, Inc. - Chairman & CEO

Again, we can only repeat the feedback of the shareholders we’ve talked to. We’ve talked to quite a few of them. I think the key in this is the cash flow. I think that you can spend an awful lot of money, and get growth. But if you’re not delivering cash flows to your shareholders, at a certain point — preference would be to get more cash flows. And I think people are compelled by the synergies, since we all — both of us operate in the three spaces. And they’re also compelled by the durability of both our assets and their assets, which means that there is very few patents cliffs, as you look forward. And that the franchise, if you look 10 years out, that the majority of the products for both companies will still be there.

Operator

Gary Nachman, Goldman Sachs.

Gary Nachman - Goldman Sachs - Analyst

Mike, just to follow up on that last point on the synergy target that you’ve laid out. Have you gotten any put pushback from investors with respect to the size of the synergies? Are people comfortable that you could achieve that? And then, just also characterize the pipeline of other deals you mentioned; it seems most of those are ex-US, and how is the pricing environment for those types of transactions?

J. Michael Pearson - Valeant Pharmaceuticals International, Inc. - Chairman & CEO

Size of the synergies, when we talk to investors, the Allergan investors, the first is, they do comment on our track record, that we’ve been doing this for awhile. And they do note that we’ve always over-achieved on synergies. There’s been relatively little pushback on the R&D side. And in fact, many of them have said that they have been talking to the company about this themselves. On the SG&A, the place that they want to get more clarity is in the United States.

I think outside the United States, I think they feel that we probably have a stronger international business, and it’s certainly larger. And especially in the emerging markets, they can see that folding Allergan into our operations will probably only help. In the US, they just caution us to make sure that we’re careful, that Allergan’s done a very nice job on the marketing side, and that — to be very careful in terms of achieving synergies there. But that’s a small fraction of the total number, and we will certainly take their advice.

In terms of the deals, you’re absolutely right. If we look at the deals that we’re doing, and we’ve done one in Central Europe, we’re looking to close something in South Africa, in the Middle East, and Indonesia. We mentioned Vietnam earlier this year. So a lot of our deals are in the emerging markets. And it’s interesting, the — maybe because of what’s happening in Central and Eastern Europe, the prices actually, if anything, are certainly in the range that we’ve been paying historically, and maybe even a little bit lower. So right around 2 times sales.

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MAY 08, 2014 / 12:00PM GMT, VRX - Q1 2014 Valeant Pharmaceuticals International, Inc.

Earnings Conference Call

Operator

Andrew Finkelstein, Susquehanna.

Andrew Finkelstein - Susquehanna Financial Group - Analyst

Talk a little bit more about some of the drivers of organic growth you’re seeing in various regions? In particular, you noted some of the same-store sales growth drivers in the US business. So that you noted some of the dermatology products. But is there anything you’re doing differently, in terms of how you’re marketing them or improving the gross to nets on those products? And then, you highlighted some of the upcoming launches in the ophthalmology business. If you could talk at all about how that sales target breaks down between the different drugs and the opportunities you see for each of them? Thanks.

J. Michael Pearson - Valeant Pharmaceuticals International, Inc. - Chairman & CEO

So why don’t I take the first half, dermatology, and some of the things — changes we’ve made in the US. And Howard, if you don’t mind taking the second one? I think we have made a few changes in the US business. The first is, we’ve really stabilized our sales force. It was — last year was a big transition year, when we combined Medicis and Valeant. And we had a fairly high turnover rate over the course of the year. And that’s now been stabilized.

We think we have an excellent team. I think we learned something from doing that acquisition with Bausch + Lomb, that we didn’t touch the sales forces. And I think we’re seeing the benefits of not touching the sales forces in the performance of Bausch + Lomb. So that’s a lesson learned, and one we’ll apply to the Allergan transaction. I think the other thing is — that we’ve worked on is a much more sophisticated alternate fulfillment system that we’ve implemented in the US, which is really helping. Those scripts don’t show up in IMS, in terms of what’s doing, but we’re very pleased that Solodyn is now growing. And we’ve applied that to a number of our other products, which is also helping in terms of the growth.

Howard Schiller - Valeant Pharmaceuticals International, Inc. - CFO

In terms of new products, the pipeline, you mentioned ophthalmology, although there’s new product launches in a number of our businesses in the United States, including in derm and aesthetics and consumer. But this year, I think Mike referenced it, will have some, but not a huge impact, from those. Obviously, it will grow as the year progresses. It’s really next year and thereafter where we’re going to feel the biggest impact, given, as you know, these products. They take some time to ramp up, and some of the more significant ones.

This quarter, Luzu and Neotensil, we’re quite significant, and Ultra will be quite significant. But then Jublia in the middle of the year, we would hope to launch; we would hope to be quite significant. And then even further on, as Mike referenced, the Phase III eye health portfolio, with the eye whitening drug and the glaucoma drug in particular, will give us growth even further out.

Operator

Annabel Samimy, Stifel Nicolaus.

Annabel Samimy - Stifel Nicolaus - Analyst

I wanted to know where you are in the process of the sales hires that you wanted to do in derm and dental. It does seem that this quarter, there was some meaningful lost share in the filler and skin care markets, and wanted to know if there was some disruption going on there? And where you were in the process? And when we can see the productivity of that team flow through? Thank you.

J. Michael Pearson - Valeant Pharmaceuticals International, Inc. - Chairman & CEO

Sure. So we’re 100% hired in both dental and in aesthetics. In aesthetics, I know there were some comments based on some survey, in terms of our share. Our injectable sales, which would include Dysport and our fillers, in the first quarter, in the United States, grew 15%. I think — I heard somewhere that it was cited the market grew at 11%. So I’m not familiar with that survey, but that would suggest we’re gaining share, not losing share.

So we’ve had very strong performance on the aesthetics side. Continue to have strong performance. And that’s before the impact of the extra 100 people we have now hired. Quite frankly, really, we spent a lot of time with training, and they’re just getting to know their positions right now. On the dental side, the same thing. Everyone’s hired. We have trained them extensively. They’re now out in the field, and we expect to see a real acceleration of growth in dental, also in the second quarter.

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MAY 08, 2014 / 12:00PM GMT, VRX - Q1 2014 Valeant Pharmaceuticals International, Inc.

Earnings Conference Call

Operator

Alex Arfaei, BMO Capital Markets.

Alex Arfaei - BMO Capital Markets - Analyst

Could you provide more details on how you achieved the cost savings with Bausch + Lomb? You mentioned it incarnates the sales force, so what did you cut? And Howard, could you provide more details on the opportunity to improve the Bausch + Lomb manufacturing cost to achieve your goal of approaching 80% for gross margins? Thank you.

J. Michael Pearson - Valeant Pharmaceuticals International, Inc. - Chairman & CEO

Sure. So for P&L, the cuts came in a number of places. First, they had a corporate headquarters, and we had a corporate headquarters. And we didn’t need both. Second they had regional offices. They had a large office in Switzerland, for example, and three regional offices in the US, for each of their three businesses: the vision care, the surgery and the pharmaceutical business. We didn’t need any of those.

And then they had a very — they had a model — it was a centralized model that in each country, for example in the UK, they had three general managers, one running each of their different businesses. And then each of those general managers had a staff, and a marketing department, and a finance department, et cetera. So what we have done is combine those all into an eye health group in each of the different countries, and in the US. So what we really — most of the savings came through taking out management layers, and as we’ve mentioned, people that are not touching the customer.

B+ L has the exact same structure as Allergan has. In terms of, if you go to the countries in Europe, there will be three general managers. And our European team has come back, and we figured out the synergies bottoms up. And that’s why we view the Bausch + Lomb acquisition pretty much as a blueprint to what we would do with Allergan. And why we’re confident that we can maintain and perhaps even accelerate growth while taking these costs out.

Howard Schiller - Valeant Pharmaceuticals International, Inc. - CFO

I was just saying, in terms of some of the manufacturing synergies, firstly, we continue to look and find opportunities of costs that are above the plant. So plant overheads. Secondly, as we’ve talked about, we have plans that we’re developing, putting in place, to manufacture a number of these products much closer to the markets. We’ve talked before about how the solutions business — solutions are manufactured in the US and in Western Europe, and then shipped around the world. So we’re basically shipping water around the world. So we’re looking at opportunities to manufacture a number of the products closer.

Thirdly, there’s no natural hedge of the gross margin in emerging markets, because we’re, again, manufacturing either euros or dollars, and then shipping to these emerging markets, so we have that opportunity. We’re also just looking at what our costs are in these various plants, and trying our best to maximize or minimize cost per unit, and move manufacturing around in that regard. And then the last one, longer term, which is something that B+ L was looking at prior to the acquisition, was future consolidations of plants to get additional cost savings.

Operator

Bill Tanner, FBR Capital Markets.

Bill Tanner - FBR Capital Markets - Analyst

In the context of the Allergan proposed transaction that the company was talking to others about mergers of equal. And I wondered, how and whether that dynamic has changed since the Allergan proposal was announced? If these other companies are more or less interested in talking to Valeant? Or whether things have really paused? I would assume, historically, the company is keeping confidential who you’re talking to.

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MAY 08, 2014 / 12:00PM GMT, VRX - Q1 2014 Valeant Pharmaceuticals International, Inc.

Earnings Conference Call

J. Michael Pearson - Valeant Pharmaceuticals International, Inc. - Chairman & CEO

Sure. We always keep confidential who we’re talking to, but I’ll just repeat what Howard said on the call. We think the Allergan transaction is compelling, and that’s been very much reinforced in talking to Allergan shareholders. It’s clear that they really see the compelling nature of this transaction, and we have strong, strong support to get this deal done. And so, if their shareholders are speaking and our shareholders are speaking, they want us to focus on this, and get it done. And that’s what we intend to do.

Operator

David Risinger, Morgan Stanley.

David Risinger - Morgan Stanley - Analyst

I have two questions. So the first is, could you discuss ValueAct exiting the board? I know that it was conveyed by ValueAct at least three weeks ago. But how much of it has to do with ValueAct’s disagreement with Ackman rather than his lack of — or their lack of support for Valeant? And then second, with respect to the synergies, can you clarify whether you assumed the proceeds of divesting the Restylane and Dysport franchises in your synergy targets? Thank you.

J. Michael Pearson - Valeant Pharmaceuticals International, Inc. - Chairman & CEO

I’ll take the first one, and Howard will take a second. Thank you, David. So in terms of what’s behind ValueAct’s motivation, I think it’s best that you talk to them. I will say that Mason has been a terrific board member for the six years that I’ve been here, and has made outstanding contributions to the Company. So he’ll be sorely missed from a board membership standpoint.

But I will also turn — you — I think we shared this letter this morning with everyone. And I think it’s quite clear that ValueAct still feels very, very strongly that our Company will continue to create value. And my sense is, they view their job is done, as an activist, that they’ve helped turn around the ship, and we’re set on a strong course. And in terms of any other motivations, I suggest you talk directly to Mason and/or ValueAct.

Howard Schiller - Valeant Pharmaceuticals International, Inc. - CFO

And then David, in terms of the costs associated with the injectables business that we would intend to sell, if you go back to the April 22 presentation and the 2014 pro forma slide, we pulled both the revenue and the costs associated with that business out of those pro formas. So yes, we included the reduction of those costs in terms of the synergy capture.

Operator

David Krempa, Morningstar.

David Krempa - Morningstar - Analyst

You touched on the Dysport a little bit, but I was hoping you could comment on some of the other data Allergan released. They talked about the dermal filler market share of Valeant falling 7 points to 34%. They also talked about Bausch + Lomb only growing 3% versus closer to 10% we’re hearing from you guys. Could you offer any commentary there? Or if there’s something going on we should be aware of?

J. Michael Pearson - Valeant Pharmaceuticals International, Inc. - Chairman & CEO

Sure. First of all, when I was talking about injectables growing 15%, that included both the fillers and the toxins. So they’re different products, but they are often sold in combination. And so when I cited the 15% growth, I was talking across both the fillers and the toxins. And there wasn’t a significant difference in terms of the growth rates across the two of them. In terms of our ophthalmology franchise, I assume you’re talking about the prescription side. We can just report the numbers that we’re selling. So maybe you’ll need to check on their sources, because we know what we sold.

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MAY 08, 2014 / 12:00PM GMT, VRX - Q1 2014 Valeant Pharmaceuticals International, Inc.

Earnings Conference Call

Operator

Ram Selvaraju, Aegis Capital Market.

Ram Selvaraju - Aegis Capital Market - Analyst

Just in terms of, as I think others have asked, what the plan B might be if the Allergan acquisition doesn’t go through? Could you talk a little bit, and not just in the context of, what happens with Allergan doesn’t happen, but in the larger context of your overall acquisition strategy? About if you were looking at larger targets, what the debt load of those larger targets means, in the context of your strategy? And how much that plays into whether you would consider a company an appropriate acquisition target or an inappropriate acquisition target? (inaudible)

J. Michael Pearson - Valeant Pharmaceuticals International, Inc. - Chairman & CEO

It doesn’t really play into it. When we look at possible acquisition targets of small, medium or large, we base our analysis on cash flow projections, in terms of what we believe we could do with these companies. What we do is, we look, again, for a certain return to our shareholders. And then we also look at the payback period, because we don’t believe in putting huge value on terminal values, 10-year plus cash flow streams. So we think that should — if it happens, that’s wonderful.

So that’s how we look at an acquisition. And then we just look at how we’ll figure out, from a financing standpoint, what’s the best approach to that acquisition? So it’s truly a cash flow analysis. And whether a company has a lot of debt or a little debt, what we’re really doing is looking at assets. Howard, I don’t know if you have any other thoughts on that?

Howard Schiller - Valeant Pharmaceuticals International, Inc. - CFO

I think that’s right. And I’d also point out the business development slide that Mike referred to. Most of our BD focus continues to be on these smaller tuck-ins where we get enormous returns. And again, because of our footprint around the world and our decentralized model, we’re able to execute a number of transactions simultaneously. And, when we add them all up, it adds up to a significant number. So we’re not dependent on these quite large transactions in any event.

Operator

Alan Ridgeway, Paradigm Capital.

Alan Ridgeway - Paradigm Capital - Analyst

Question about what’s going on in Central and Eastern Europe. It was the only area that really came in below what we were looking for. Could you, Mike, talk about what markets are, in particular, difficult over there right now? Or is it a general trend in the whole region? And maybe explain how exposed you guys are to the Ukraine? Thanks.

J. Michael Pearson - Valeant Pharmaceuticals International, Inc. - Chairman & CEO

Let me start with the last question. The Ukraine is about a $40 million business for us, so it’s not huge. But it was off about 40%, I think, in the first quarter. And — so that was the market that was hit the most. Russia slowed down in the first quarter, as did Poland, which borders on the Ukraine as well. The good news, in talking to our guys, and we’re already halfway through the next quarter, business is back in Central and Eastern Europe.

Their growth rates are much stronger, so — I can’t explain exactly why. It was more of a temporary blip. But we feel quite comfortable that — and our teams — based on talking to our teams over there, that we should see a return to stronger organic growth rates in the second quarter and for the rest of the year. I guess that’s it. So thank you, everyone, for joining us. And we’ll be talking to you soon. Thank you.

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MAY 08, 2014 / 12:00PM GMT, VRX - Q1 2014 Valeant Pharmaceuticals International, Inc.

Earnings Conference Call

Operator

Thank you for joining the Valeant Pharmaceuticals first quarter earnings conference call. You may now disconnect.

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MAY 08, 2014 / 12:00PM GMT, VRX - Q1 2014 Valeant Pharmaceuticals International, Inc.

Earnings Conference Call

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant Pharmaceuticals International, Inc.’s (“Valeant”) offer to acquire Allergan, Inc. (“Allergan”), business development activities, including the timing of closing pending transactions, clinical results and timing of development products, peak sales of products and its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

•	the ultimate outcome of any possible transaction between Valeant and Allergan including the possibilities that Valeant will not pursue a transaction with Allergan and that Allergan will reject a transaction with Valeant;

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MAY 08, 2014 / 12:00PM GMT, VRX - Q1 2014 Valeant Pharmaceuticals International, Inc.

Earnings Conference Call

•	if a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the business combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on our business or potential business combination transaction;

•	ability to obtain regulatory approvals and meet other closing conditions to the transaction, including all necessary stockholder approvals, on a timely basis;

•	our ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

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MAY 08, 2014 / 12:00PM GMT, VRX - Q1 2014 Valeant Pharmaceuticals International, Inc.

Earnings Conference Call

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Valeant has made for a business combination transaction with Allergan. In furtherance of this proposal and subject to future developments, Valeant and Pershing Square Capital Management, L.P. (“Pershing Square”) (and, if a negotiated transaction is agreed, Allergan) may file one or more registration statements, proxy statements or other documents with the U.S. Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Valeant on April 21, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.

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